Registration Statement No. 333-103711

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) [X]

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

13-5266470
(I.R.S. employer
identification no.)

399 Park Avenue, New York, New York	10043
(Address of principal executive office)	(Zip Code)

WELLS FARGO & COMPANY

(Exact name of obligor as specified in its charter)

Delaware	41-0449260
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

420 Montgomery Street
San Francisco, California	94163
(Address of principal executive offices)	(Zip Code)

Debt Securities

(Title of the indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York 33 Liberty Street New York, NY	New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 – Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 – Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 – Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 – Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 – Not applicable.

Exhibit 6 – The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 – Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2002—attached)

Exhibit 8 – Not applicable.

Exhibit 9 – Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 4th day of April, 2003.

CITIBANK, N.A.

By	/s/ NANCY FORTE
Nancy Forte Assistant Vice President

Exhibit 7

Charter No. 1461

Comptroller of the Currency

Northeastern District

REPORT OF CONDITION

CONSOLIDATING

DOMESTIC AND FOREIGN

SUBSIDIARIES OF

Citibank, N.A. of New York in the State of New York, at the close of business on December 31, 2002, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS		Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$10,522,000
Interest-bearing balances		14,022,000
Held-to-maturity securities		59,000
Available-for-sale securities		75,228,000
Federal funds sold in domestic offices		996,000
Federal funds sold and securities purchased under agreements to resell		3,710,000
Loans and leases held for sale		9,920,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	302,651,000
LESS: Allowance for loan and lease losses	8,186,000

Loans and leases, net of unearned income, allowance, and reserve		294,465,000
Trading assets		45,612,000
Premises and fixed assets (including capitalized leases)		4,078,000
Other real estate owned		128,000
Investments in unconsolidated subsidiaries and associated companies		711,000
Customers’ liability to this bank on acceptances outstanding		1,282,000
Intangible assets: Goodwill		5,459,000
Intangible assets: Other intangible assets		4,174,000
Other assets		28,310,000

TOTAL ASSETS		$498,676,000

LIABILITIES
Deposits: In domestic offices		$108,968,000
Noninterest-bearing		19,074,000
Interest-bearing		89,894,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs		223,706,000
Noninterest-bearing		17,030,000
Interest-bearing		206,676,000
Federal funds purchased in domestic offices		16,763,000
Federal funds purchased and securities sold under agreements to repurchase		12,945,000
Demand notes issued to the U.S. Treasury		0

Trading liabilities	29,853,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):	26,211,000
Bank’s liability on acceptances executed and outstanding	1,282,000
Subordinated notes and debentures	11,500,000
Other liabilities	25,903,000

TOTAL LIABILITIES	$457,131,000

Minority interest in consolidated Subsidiaries	236,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	1,950,000
Common stock	751,000
Surplus	21,606,000
Retained Earnings	17,523,000
Accumulated net gains (losses) on cash flow hedges	– 521,000
Other equity capital components	0

TOTAL EQUITY CAPITAL	$41,309,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$498,676,000

I, Grace B. Vogel, Vice President and Controller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

GRACE B. VOGEL

VICE PRESIDENT AND CONTROLLER

We, the undersigned directors, attest to the correctness of this Report of Condition. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

ALAN S. MACDONALD

WILLIAM R. RHODES

VICTOR J. MENEZES

DIRECTORS